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August 15, 2017

Suzanne Hayes

Christine Westbrook

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deciphera Pharmaceuticals, LLC
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 28, 2017
CIK No. 0001654151

Dear Mesdames:

This letter is confidentially submitted on behalf of Deciphera Pharmaceuticals, LLC (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the Amendment No. 1 to the draft Registration Statement on Form S-1 submitted on July 28, 2017 (the “Registration Statement”), as set forth in the Staff’s letter dated August 4, 2017 to Michael D. Taylor, President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

DRS/A submitted 7/28/17

Summary

Our Drug Candidates, page 3

Ms. Hayes

Ms. Westbrook

Securities and Exchange Commission

August 15, 2017

1.	We note your response to comment 9. Please amend your disclosure in the Summary and Business section to clarify that your decision to proceed to Phase 3 trials for DCC-2618 is subject to favorable data from your ongoing Phase 1 study and subsequent toxicology reports.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 82 and 92 in response to the Staff’s comment.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 212-813-8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor

Enclosures:

cc:	Michael D. Taylor, Deciphera Pharmaceuticals, LLC

Thomas P. Kelly, Deciphera Pharmaceuticals, LLC

Richard A. Hoffman, Goodwin Procter LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP